UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Despegar.com, Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G27358103

(CUSIP Number)

Hitesh Gupta
Waha LATAM Investments Limited
c/o Waha Capital PJSC 42 / 43 Floor Etihad Towers, Tower 3
Abu Dhabi, United Arab Emirates
+971 2 403 9363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Chris Forrester

Shearman & Sterling LLP

1460 El Camino Real 2nd floor

Menlo Park, CA 94025

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha LATAM Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G27358103	Page 3 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Capital PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on March 1, 2021 (the “Schedule 13D”) by the Reporting Persons. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to: (i) Waha LATAM Investments Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Waha LATAM”) and (ii) Waha Capital PJSC, a public joint stock company with limited liability, formed in the Emirate of Abu Dhabi, United Arab Emirates.

As set forth below, as a result of the transactions described herein, on April 1, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5. Interest In Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)   The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of 4:00 p.m., Eastern time, on April 3, 2024, the Reporting Persons no longer beneficially owned any Ordinary Shares.

(c)

On March 27, 2024, Waha LATAM exercised its right to convert all of its 50,000 shares of Series B Preferred Shares into Ordinary Shares pursuant to the terms of thereof (the “Conversion”). As a result of the Conversion, Waha LATAM received 5,405,405 shares of Ordinary Shares on April 1, 2024.

Waha LATAM effected the following transaction involving the Ordinary Shares on the date indicated, and such transaction is the only transaction in the Ordinary Shares by the Reporting Persons in the sixty (60) days preceding the date of this Amendment. Such transaction involved a block trade of 5,405,405 Ordinary Shares through a broker.

Name of Reporting Person	Date of Transaction	Transaction	Number of Securities	Price Per Share ($)
Waha LATAM	4/1/2024	Sale	5,405,405	$11.12

(e)	As a result of the transaction described herein, on April 1, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

WAHA LATAM INVESTMENTS LIMITED

By:	/s/ Hitesh Gupta
Name: Hitesh Gupta
Title: Director

WAHA CAPITAL PJSC

By:	/s/ Paul Myers
Name: Paul Myers
Title: General Counsel